UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of August 2018

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F     ⃞        40-F     ⊠

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:     ⃞        No:     ⊠

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:     ⃞        No:     ⊠

Sierra Wireless, Inc. Receives TSX Approval for Normal Course Issuer Bid

VANCOUVER, British Columbia--(BUSINESS WIRE)--August 2, 2018--Sierra Wireless, Inc. (“Sierra Wireless” or the “Company”) (NASDAQ:SWIR) (TSX:SW), the leading provider of fully integrated device-to-cloud solutions for the Internet of Things (IoT) today announced that it has received approval from the Toronto Stock Exchange (“TSX”) of its Notice of Intention to Make a Normal Course Issuer Bid (the “Bid”).

Pursuant to the Bid, Sierra Wireless may purchase for cancellation up to 3,580,668 of its common shares (“Common Shares”), or approximately 9.9% of the Common Shares outstanding as of the date of this announcement (representing 10% of the public float). As of July 24, 2018, there were 36,116,627 Common Shares of Sierra Wireless issued and outstanding, and the public float consisted of 35,806,687 Common Shares.

The purchases will be made by Sierra Wireless through the facilities and in accordance with the rules of the TSX and Rule 10b-18 under the U.S. Securities Exchange Act of 1934 (“Rule 10b-18”), and the price which Sierra Wireless will pay for any such Common Shares will be the market price at the time of acquisition. Sierra Wireless will make no purchases of Common Shares other than open market purchases or other means approved by the TSX. Other than block purchases allowable under the TSX rules, purchases will be subject to a daily restriction of 31,354 Common Shares, being 25% of the average daily trading volume for the preceding six months. In addition, purchases of Common Shares through the facilities of the Nasdaq Stock Market (“Nasdaq”) will be made in compliance with Rule 10b-18, which contains similar restrictions on the number of shares that may be repurchased based on the average daily trading volumes of the Common Shares on Nasdaq, subject to certain exceptions for block purchases and will not, during the twelve-month period ending August 7, 2019, exceed, in the aggregate, 5% of the Common Shares outstanding as at the commencement of the Bid. In addition, purchases may also be made through other Canadian and U.S. marketplaces.

The actual number of Common Shares of the Company that are purchased for cancellation under the Bid, if any, and the timing of such purchases will be determined by the Company. The Board of Directors of Sierra Wireless believes that the proposed purchases are in the best interests of Sierra Wireless and are a desirable use of corporate funds.

To the knowledge of the Company, no director, senior officer or other insider of Sierra Wireless currently intends to sell any Common Shares under this Bid. However, sales by such persons through the facilities of the TSX or Nasdaq may occur if the personal circumstances of any such person changes or any such person makes a decision unrelated to these normal course purchases. The benefits to any such person whose shares are purchased would be the same as the benefits available to all other holders whose shares are purchased.

The Bid will commence on August 8, 2018 and will terminate on the earlier of: (i) August 7, 2019, (ii) the date Sierra Wireless completes its purchases pursuant to the notice of intention filed with the TSX, or (iii) the date of notice by Sierra Wireless of termination of the Bid. The Company has not made any purchases of Common Shares pursuant to a normal course issuer bid within the previous 12 months.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information in this press release are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (“forward-looking statements”), including statements regarding the intention to acquire securities under the Bid and the number of shares that may be acquired under the Bid. Forward-looking statements are provided to help you understand our views of our short and longer term plans, expectations and prospects. We caution you that forward-looking statements may not be appropriate for other purposes. We will not update or revise our forward-looking statements unless we are required to do so by securities laws.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is an IoT pioneer, empowering businesses and industries to transform and thrive in the connected economy. Customers Start with Sierra because we offer a device to cloud solution, comprised of embedded and networking solutions seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide rely on our expertise in delivering fully integrated solutions to reduce complexity, turn data into intelligence and get their connected products and services to market faster. Sierra Wireless has more than 1,300 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at http://www.linkedin.com/company/sierra-wireless and on YouTube at http://www.youtube.com/SierraWireless.

“Sierra Wireless” is a registered trademark of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Sierra Wireless, Inc.
Media:
Kim Homeniuk, +1 (604) 233 8028
khomeniuk@sierrawireless.com
or
Investors:
David Climie, +1 (604) 231 1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date: August 2, 2018